Filed by PFSweb, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: eCOST.com, Inc.
Commission File Number: 000-50887
The following is a transcript from a joint conference call webcast held on December 5, 2005 by PFSweb, Inc. and eCOST.com, Inc. regarding their recently announced merger which is more fully described in the Registration Statement on Form S-4 filed by PFSweb, Inc. Investors are advised to review the Registration Statement in its entirety for a complete description of the terms and conditions of the merger, risk factors and other important information. In particular, the discussion on the conference call of a tax opinion should be clarified to note that, as of the date hereof, such tax opinion has not been received by eCOST. Rather, the receipt of such tax opinion prior to closing is one of the conditions of the merger.
OPERATOR: Good afternoon. My name is Jason and I will be your conference facilitator today. At this time I would like to welcome everyone to the PFSweb <Company: PFSweb, Inc.; Ticker: PFSW; URL: http://www.pfsweb.com> and eCOST <Company: eCOST.com; Ticker: ECST; URL: http://www.ecost.com> Definitive Merger Agreement Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer period. If you would like to ask a question during this time please press the star key followed by the number one on your telephone keypads. If you would like to withdraw your question please press the pound key.
It is now my pleasure to turn the call over to your host, Todd Fromer. Todd, the floor is yours.
TODD FROMER, INVESTOR RELATIONS, KCSA WORLDWIDE: Thank you. Welcome and thank you all for joining us today for the PFSweb eCOST Definitive Merger Agreement conference call. Last week both Companies issued a joint press release announcing the signing of a definitive agreement. At this point all listeners of the conference call should also be logged into the PowerPoint presentation, located at the link provided in the press release. If you have not, these releases are available at PFSweb.com or eCOST.com.
With me today are Mark Layton, Chairman and CEO of PFSweb, Adam Shaffer, Chairman and CEO of eCOST, and Tom Madden, CFO of PFSweb.
A digital replay of the conference call will be available through December 20th, 2005 by dialing 973-341-3080. The appropriate pin number to access this replay is 6760329. An audiocast replay, along with today’s PowerPoint presentation will also be available at PFSweb.com and eCOST.com. If there are any questions regarding access to this information, please contact KCSA Worldwide <Company: KCSA Public Relations Worldwide; URL: http://www.kcsa.com> at 212-682-6300 and ask for Garth Russell, Mike Cimini, or Todd Fromer.
Before I turn the floor over to Mark Layton, I would like to remind everyone listening to this conference call that the matters discussed in this conference call, except for historical information and, in particular, information regarding the merger, estimates, future revenue, earnings and business plans and goals, consist of forward-looking information under the Private Securities Litigation Reform Act of 1995 and are subject to and involve risks and uncertainties, which could cause actual results to differ materially from the forward-looking information. PFSweb has recently filed a Registration Statement on Form S-4, which identifies certain factors that could cause actual results to differ materially from those projected in any forward-looking statements made during this call and investors are advised to review the Registration Statement and the risk factors described therein. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expected or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future. There may be additional risks that we do not currently view as material or that are not presently known.
The S-4 Registration Statement filed by PFSweb contains a Joint Proxy Statement for the PFSweb and eCOST stockholder meetings and a prospectus for the PFSweb common stock to be offered to eCOST shareholders in connection with the merger. Investors and shareholders are urged to read the Registration Statement carefully because it includes various risk factors and other important information about the merger. Stockholders may obtain a free-of-charge copy of the Registration Statement, any Proxy Statement, and other relevant documents filed with the SEC from the SEC’s website at sec.gov. Stockholders will also be able to obtain a free-of-charge copy of the Proxy Statement and other relative documents by directing their request by mail or telephone to the appropriate contacts on the accompanying PowerPoint slide.
Each company and certain of its directors, executive officers, and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of Proxies from such company stockholders in favor of the prospective merger. Information regarding the persons who may be considered participants in the solicitation of Proxies is set forth in the Registration Statement that is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the common stock of either company is also set forth in the Schedule 14-A filed by eCOST on May 27th, 2005 with the SEC and the Schedule 14-A filed by PFSweb on April 28th, 2005 with the SEC.
With nothing further, I would like to now turn the call over to Mark Layton, Chairman and CEO of PFSweb and Adam Shaffer, Chairman and CEO of eCOST. Gentlemen, the floor is yours.
MARK LAYTON, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, PFSWEB, INC.: Thank you very much Todd and good afternoon everyone. This is Mark Layton, I’d like to send my welcome and to our Definitive Merger Agreement conference call today and I’d also now like to welcome Adam Shaffer to our call as well.
ADAM SHAFFER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, eCOST.COM: Thank you Todd and Mark and please allow me to send my welcome to everyone as well. Mark and I will be doing a little dog-and-pony routine today as we host this call. We will pass the microphone back and forth a little as we explain the exciting benefits we see in this merger to the shareholders of both companies.
The Boards of both companies have unanimously recommended approval of the merger to each company’s shareholders and the respective lenders for PFSweb and eCOST have provided their consent for the merger. While we will be providing you with a lot of details in this call, there are four key take away points that we would like today’s conference call participants to focus on.
One; for PFSweb shareholders we believe this merger allows us to provide substantial additional scale that will allow us to unlock the value of our world-class technology and operational infrastructure. Two; for eCOST shareholders, we believe this merger will provide eCOST a strengthened financial platform, lower cost of operations, and greater technology flexibility that can unleash growth and drive profitability. Three; we believe approximately $4 to $5 million of annual cost savings, as well as a multitude of revenue and gross profit opportunities can result by this merger. And four; once the merger activities are completed we believe that the combined Companies will be well positioned to attack the burgeoning web commerce marketplace, both domestically and internationally and on track to deliver more profitable and consistent growth. We look forward to explaining these benefits and opportunities to you in future detail on this call and to answer questions you might have. It is important to us that we gain full support of our shareholders in order for us to be successful in this future voyage.
Mark?

MARK LAYTON: Thank you, Adam. We’d like to begin this afternoon by providing you a quick overview of the terms of the transaction and the outlook of the business of the combined organization. Under the terms of the agreement, PFSweb will exchange one of its shares for each share of eCOST. Per the structure of the deal, neither of the Companies nor the shareholders will incur tax liabilities in relation to this transaction. The total aggregate transaction price for the deal is approximately $28 million, based on PFSweb share price of $1.40 as based on our recent price ranges, and the number of eCOST shares estimated to be outstanding as of the date of the merger. The merger still needs approval from shareholders of both Companies. It is subject to certain material adverse change clauses and other closing conditions. At this point we anticipate closing on the transaction during the first quarter of 2006.
Following the completion of the transaction, eCOST will operate as a wholly owned subsidiary of PFSweb. The eCOST brand name will continue and eCOST will maintain its operations in Southern California. As the slide in front you details, following the completion of the merger, PFSweb Incorporated will be composed of three primary reporting segments. The PFSweb services business, Supplies Distributors — that’s PFSweb’s current product division — and the eCOST division. We’ll describe a little bit more about this further in the call.
Both management teams are excited about the potential opportunities to leverage eCOST’s strengths in web commerce and their supplier and customer relationships on to PFSweb’s leading operational and technology infrastructure. The structure of the management team will not change significantly. I, Mark Layton, will remain as Chairman and CEO of PFSweb. Tom Madden will remain as the CFO of PFSweb. Further, Adam Shaffer and Gary Guy will continue to provide the executive leadership of eCOST in its new role as a subsidiary of PFSweb.
Now, I’d like to transition and spend a few minutes providing you an overview of each Company’s business and some insight into their competitive strengths. Clearly, this transaction comes at an important time for both PFSweb and eCOST. The merger provides each company with a unique opportunity to build its own potential, while supporting the other to succeed. PFSweb has established itself as a world-class operations and technology infrastructure provider. Today, we design custom solutions for the entire supply chain. In 2005, PFSweb expects to process business transactions valued at more than 1.6 billion in total commerce across a variety of vertical industry segments. PFSweb has particular strengths in logistics, distribution and fulfillment, transportation management, product order management, ERP technology, web-enabled customer care, web development and hosting, credit and collections, customer relationship management, and much more.
We operate about 2 million square feet of highly automated distribution space in the US, Canada, and Europe that facilitate about 10 million shipments per year on a global basis for about 40 clients, which include IBM <Company: IBM; Ticker: IBM; URL: http://www.ibm.com>, Xerox <Company: Xerox Corporation; Ticker: XRX; URL: http://www.xerox.com>, HP <Company: Hewlett-Packard; Ticker: HPQ; URL: http://www.hp.com>, Raytheon <Company: Raytheon Company; Ticker: RTN; URL: http://www.raytheon.com>, and Nokia <Company: Nokia Corporation; Ticker: NOK; URL: http://www.nokia.com>. Through affiliate relationships we also provide BPO solutions with global scope and capability. Today PFSweb employs about 1,000 people.
eCOST is a young, multi-category, web commerce retailer of more than 100,000 high quality new, close-out, and refurbished brand name products. eCOST offers products from approximately 1,000 manufacturers, including Apple <Company: Apple Computer, Inc.; Ticker: AAPL; URL: http://www.apple.com>, Canon <Company: Canon Inc.; Ticker: CAJ; URL: http://www.canon.com>, HP, Nikon <Company: Nikon Corporation; Ticker: NINOF; URL: http://www.nikon.com>, Sony <Company: Sony Corporation; Ticker: SNE; URL: http://www.sony.com>, Toshiba <Company: Toshiba Corporation; Ticker: TOSBF; URL: http://www.toshiba.com>, and many more.
eCOST’s revenue is generated from its strong web presence at eCOST.com, where its sophisticated online and direct marketing capabilities are driving a growing customer base that is now over 1.3 million strong. In April of 2005, eCOST was spun off from its former parent company, PC Mall Incorporated.

When Adam and I first came together to discuss how PFSweb might provide services to eCOST, we both found it remarkable how well each Company’s strengths could help the other achieve its own strategic objectives. Our strong message to you today is that we believe the combination of both company’s strengths opens the door to greater potential growth and profitability. As depicted in the slide in front of you, it’s like pieces to a puzzle where the strengths of each entity will fill the needs of the other. The coming together of eCOST’s web commerce platform, which includes more than 100,000 products and a customer base of 1.3 million consumers and small businesses, together with PFSweb’s world-class infrastructure and state of the art technology capabilities opens the door to a host of efficiencies and growth opportunities that have our respective management teams very excited.
I’d like to now transition to some discussion about the shared vision and goals that Adam and I and our respective management teams have developed for this merger. As the slide in front of you now indicates, our vision has four primary areas of strategic focus that collectively, we believe, will allow us to reap significant benefits as the goals of each are realized.
First is our need to eliminate certain business obstacles and overcome certain strategic challenges that each Company now faces. Second, is to focus on using each other’s strengths to optimize overall performance, both top and bottom line. Third, is to use our combined strength to enter new and burgeoning markets and we believe ultimately and collectively, that these efforts will allow us to increase financial strength and improve shareholder value.
What we’d now like to do is go into a little more detail that will allow you to better understand each of these four areas of our vision. First, the key strategic challenge that PFSweb currently faces is inconsistent service fee revenue growth. While our business has experienced strong service fee growth in 2005 and has high levels of client and customer satisfaction, our services business model includes characteristics, such as long lead times in the sales process for new business. Thus, we have and we will likely continue to experience periods of slower new business signings followed by periods of robust new business relationships, such as we experienced in the last six months of 2004. What this inconsistency has done is made it difficult for us to reach the scale of operations that we believe is necessary to truly capitalize on the value of our business model; that being the world-class capabilities of our technology and operations infrastructure. We believe this merger allows us to unlock that true core value.
It is our vision that through this merger, PFSweb, as a combined Company will establish a healthier revenue model, greater ability to leverage the scale potential of our infrastructure, both technology and operational. The combined entities revenue and revenue growth opportunities will be supported now by multiple revenue streams, not relying on what has been inconsistent service fee revenue alone as a growth driver as we’ve seen in the past. We believe this will result in a more consistent and predictable model for growth and greater opportunity for us to drive bottom line performance.
Adam?
ADAM SHAFFER: The key strategic challenges that eCOST currently faces are reaching profitability and restoring revenue growth. As you see from the current slide, our business has had strong historic growth rates. For example, in 2004 we grew 63 percent year-over-year. Certain operational challenges we experienced immediately after our spin off from PC Mall this past April, resulted in a decline in revenue growth and financial losses, which led to restrictions on our working capital resources. We’ve made solid improvements in our run rate performance since this time, however, even with this bottom line improvement, we continue to face challenges in restoring growth, which we attribute to separate, but equally important limitations.
First, is our need for greater working capital resources in order to expand access to exclusive products and deals. Working capital constraints create an obstacle in increasing available vendor credit lines, which if increased, we believe, would allow us to grow our business. In addition, increased working capital should allow us to take advantage of important opportunity buys on unique and higher margin close-out and refurbished product deals. These products are critical in attracting new customers and repeat purchasers and are limited and in high demand from competing retailers. In order to take advantage of these opportunities, we need to increase our vendor credit lines and put eCOST in a stronger position to be flexible and competitive when it comes to sourcing new products. We believe that the combination of our business with PFSweb provides us an enhanced financial platform from which to operate in the future and will benefit our customers with better product selection and stocking levels, which will ultimately drive our revenue growth. I am also pleased to say that since announcing the Letter of Intent, and subsequently the signing of the Definitive Agreement, several of our key suppliers have expressed their support for this deal.
Secondly, while eCOST’s front-end web technology is leading edge, it is currently working on a legacy ERP technology platform. At times this has resulted in long and costly development lead times for new projects and has limited our access to certain cost savings opportunities that are critical for eCOST to return to profitability.
Further, our service agreement with PC Mall, our current technology provider, expires in 2006 and we will be required to address these challenges one way or another before this deadline. This is something we’ve been developing solutions for internally for quite some time, however, our research and planning has shown that these improvements may be costly and potentially disruptive and have long lead times to complete. We believe the merger with PFSweb allows us the opportunity to immediately address many of these technology issues, which will benefit our customers with increased service and selection as well as greater revenue opportunities and increased gross margins, while avoiding many of the obstacles and risks we may have faced in addressing these technology needs on our own.
eCOST has also been challenged to reach profitability due to high operational and transportation costs. Because of the previously discussed technology challenges, we have been limited in our ability to add carrier options that will lower our outbound freight costs. We also face excess fulfillment capacity, as a result of taking on space in anticipation of future growth that has not yet occurred. Both of these issues are affecting profitability.
Additionally, we lack access to certain advance barcode shop floor automation and RF technologies that we believe could improve our costs, accuracy, and speed of fulfillment. By addressing the technology and financial challenges I’ve just described, we believe that eCOST will be able to resolve many of the obstacles that are currently limiting our growth and profitability.
Mark?
MARK LAYTON: Well thank you, Adam. Through our merger we hope to align the core strengths of both Companies, enabling PFSweb to leverage its operational infrastructure and technology expertise with eCOST’s large and growing customer base and important supplier relationships. As we overcome these business obstacles that Adam and I have just described, we believe that the combined Company will be well-positioned for a chemical reaction that will unlock the true value of both companies.
A key element in achieving our vision is optimizing our performance. This is the second leg of our vision. Specifically through this merger, we believe that there are about $4.0 to $5.0 million per year in cost savings. Additionally, we believe there are a multitude of incremental revenue and gross profit opportunities. When combined with the improvements in bottom line performance that eCOST has already achieved since its challenges this past summer, along with the potential to unleash growth for eCOST that we’ve already described, we believe that the combined Company once these merger, transition and optimization activities have been completed has exciting potential, both top and bottom line.
Since these optimization activities, again the second part of our vision, are very important to achieving the vision and goals of the merger, I’d like to spend a few minutes to describe in detail some of the specific cost and gross profit opportunities that collectively make up the $4.0 to $5.0 million per year in savings that we believe we can achieve.
First; the reduction of certain redundant administrative and public company activities. As we all well know, the cost of being a public company has increased significantly over the past couple of years. This merger allows the combined Company to achieve the cost reduction of eliminating eCOST’s public company activities and expenses. Further, there are opportunities for PFSweb’s services business to absorb some of eCOST’s excess capacity and other facility and administrative related expenses into its operations; helping reduce the burden of overcapacity and high overhead that eCOST faces today. Collectively, we estimate these savings to be approximately $1.5 to $2.5 million of that $4.0 to $5.0 I mentioned earlier, on an annual basis.
Second, because PFSweb has significant scale in its technology and operational capabilities we also believe that there are benefits in combining certain technology, telecommunications, and operations activities on to PFSweb’s platform. We believe this will result in reduced technology and facility expenses for eCOST as well as provide eCOST with a much greater flexibility in the future. We estimate these savings from a cost standpoint to be about $0.5 million annually.
Third, the addition of more freight options will bring more choices for eCOST’s customers and less overall cost. This will be accomplished through technology capabilities and volume related freight carrier relationships that PFSweb already has. We believe that this will open the door to a significant annual reduction in outbound freight cost for eCOST’s business. We estimate these savings to be approximately $2 million annually. Collectively, these three items make up the 4.0 to 5.0 million per year in estimated cost savings.
Now, in addition, we also believe that there are a number of revenue and gross profit related projects, but it’s just simply too difficult to make specific estimates as to their value, but all of which have exciting potential. Let me summarize a couple. First, we believe increasing the number of virtual warehouse partnerships for both electronics and non-electronic goods will allow us to achieve incremental revenue growth. As some of you may know, a virtual warehouse is created by way of a technology link directly into a supplier’s system. This allows for real time access to inventory and allows it to be displayed and available for online sales at eCOST.com. This approach allows eCOST to sell a much broader range of products without the risks and working capital requirement associated with carrying inventory and it provides a method for eCOST to maximize the overall customer relationship value. Because eCOST does not handle the inventory, the inventory’s actually handled by the supplier and drop shipped directly to the customer; it incurs no carrying costs, making it a low-risk opportunity with significant upside.
Now, adding new virtual warehouse partners has previously been time consuming and complex. Via PFSweb’s strong Middleware technology platform, this is a software product that we call Entente, we believe we will cut the time and complexity of bringing on new virtual warehouse partners, resulting in greater revenue and gross profit opportunities.
Next, we believe that PFSweb’s technology will enable eCOST to develop higher margin, non-product and service categories. For example, warranties and service contracts can be purchased online much like a product. According to ServiceNet, they are a leading online extended service provider, conversion rates for extended service contracts are as high as 30 percent of all products sold and the industry average is between 10 to 15 percent. We believe that through greater focus, some of which has already begun at eCOST and enhanced technology capabilities that PFSweb will provide, that we can increase eCOST’s percentage of service contracts sales in the future, which will ultimately drive better gross profit performance.
Another idea: we believe this combination will open the door to new international opportunities for eCOST, specifically in Europe and Canada where PFSweb already maintains presence. Leveraging PFSweb’s operations and infrastructure capabilities already present in these markets, could enable eCOST to have a much more timely and cost effective entry into these international marketplaces, while also allowing them to potentially avoid much of the start-up costs, government and technology complexities and learning curve issues that they might normally incur. Now, it’s clear that these international marketplaces have not yet accepted the online sales channel at the same adoption rates that we’ve seen here in the US, but we believe that it’s only a matter of time before these markets experience the same burgeoning of growth that the US marketplace is now experiencing.
Speaking of burgeoning growth, this is the next area of our vision for success in this merger. Clearly, both management teams are excited about the potential opportunities in web commerce and technology and we believe it doesn’t take much time when you take a chance and look at multitude of research that’s out there to share in our excitement. Let me show you just a little bit.
According to JupiterResearch <Company: JupiterResearch; URL: http://www.jupiterresearch.com>, the number of online buyers is expected to grow at a compound annual growth rate of more than eight percent through 2009, when it will reach 159 million buyers. According to this same study, 2005 online retail sales are expected to reach 79 billion, that’s a 20 percent increase over 2004. Online retail spending is expected to grow 15 percent, compounded annual growth through 2009 when it will reach 130 billion. eCOST expects to continue to participate in these outstanding trends. For example, this holiday season eCOST is having continued success in selling the full line of Apple Computer products, including the new iPod Nano and iPod Video models. Sales of laptop computers, digital cameras, home electronics are also expected to perform well this season. Significant manufacturer price reductions have created incredible values for products such as LCD flat panel TVs, satellite radio, portable USB storage, and digital media. Due to the limitations of the availability of these hot products, the online channel has become a fantastic convenience channel for consumers when compared to driving to multiple store locations and some cases I’m sure you’ve seen on the news, people sleeping out overnight in the parking lot and eCOST provides the added benefit of value pricing.
Now, I think the main point for you to extract from these slides is that the size of the market is tremendous and it’s growing rapidly. While major players like Amazon <Company: Amazon.com Inc.; Ticker: AMZN; URL: http://www.amazon.com> or Dell <Company: Dell Inc.; Ticker: DELL; URL: http://www.dell.com> might be the first names you think of in terms of online retail sales, we believe as the Jupiter numbers in these slides indicate, the market’s big and it’s growing rapidly. As a result there is space for many quality companies to participate in the growth of the market without having to compete entirely for market share.
Further, and very importantly, we believe eCOST has a distinctive place in this market with its product offering of low priced refurbished and new products. eCOST’s unique product offering speaks to the ear of the cost conscious customer and we believe that this offering combined with the world-class technology and distribution infrastructure that PFSweb can provide, positions the combined Company well to capture a meaningful piece of this burgeoning market in the years to come.
Ultimately, our vision and goal of the merger is to drive shareholder value and improve the financial strength for both Company’s shareholders. We believe our strategy to align the strengths of PFSweb and eCOST can create significant value for shareholders by generating more exciting and consistent top line growth and ultimately improve bottom line performance as well. Be it in expanding the virtual warehouse programs or even cost selling eCOST’s open box capabilities to PFSweb’s service customers, we see an abundance of opportunities for the combined Companies to leverage each others strengths and to drive overall exciting performance.
Let me now provide you with some specifics of the financial characteristics of the merger and some information about our outlook for the future, which we believe can ultimately drive shareholder value and improve our financial strength. Upon the anticipated completion of this merger in the first quarter of next year, we’re targeting to generate positive cash flow and achieve an approximate overall break even bottom line result for fiscal 2006. This excludes incremental merger and integration expenses, as well as stock option and purchase price allocation expenses. For your information, PFSweb operates on a calendar fiscal year.
We believe that the incremental merger and integration related expenses for this transaction will be approximately $4 to $6 million. Of this amount, we currently estimate that approximately $1.5 to $2.5 million will be expensed between now and the end of 2006, that $1.0 to $2.0 million of that total amount will be reflected as a goodwill item and that the remainder of these amounts will be capital expenditure items that are required to implement the transition. We believe that these amounts can be adequately financed through the company’s cash reserves or lender relationships without jeopardizing the ongoing financial strength of the combined Company going forward. Further, it is our belief and objective that we can begin to generate improved and more consistent overall growth in revenue and earnings as we approach the end of 2006 and into the future.

Finally, let me briefly describe how we see the financial model of the combined business going forward and provide you some forward-looking projections. Now, it’s real important and I ask everyone to please recognize it’s still very early in this process and that there are risks in these projections. The combined business as described earlier will be comprised of three primary reporting segments with these financial dynamics. First will be the PFSweb’s services division, where we’re focused on providing business process outsource solutions for the Fortune 500. This business will generate about 10 to 30 percent service fee growth annually with about 20 to 30 percent gross margins; we call this the sauce of the business. Its role will be to provide enhancement to overall corporate gross margins. This business today is about 60 million in annual revenue.
The second segment is our Supplies Distributor’s division; this is a current subsidiary of PFSweb and is majoratively (ph) comprised of our master distribution agreement with the IBM Corporation, and while this segment is not experiencing top line growth, and has lower gross margins of 4 to 6 percent, it provides significant operating leverage for the rest of our business, due to its scale. This segment today is about $255 million in annual revenue.
And third is the eCOST.com Division, where they will be focused on capturing the significant growth in the burgeoning web commerce marketplace, utilizing the strengths of the services division’s infrastructure. Once we are successful in overcoming the obstacles described earlier in this call, we ultimately believe that this segment can generate revenue growth rates in excess of 15 to 20 percent annually with gross margins of eight to 10 percent. This business today is about $190 million in annual revenue.
Now, if you put all this together, our targeted three year financial model for the three Company segments I’ve just described, will be for sustainable revenue growth of over 10 percent, overall gross profit margins of 10 to 12 percent, and one to two percent net income margin. The trailing 12-months of revenue for the combined Companies is $528 million. Now, our hope would be to achieve these targets sooner rather than later and then work to set our sights on continued financial improvement going forward. We expect to move this transaction forward in a timely fashion without any disruption to our existing operations. Over the past five years, PFSweb has successfully integrated new clients and businesses into its infrastructure; that is what PFSweb’s business is. We plan to integrate eCOST’s fulfillment and distribution systems with the same due diligence and expert implementation. eCOST is very much like the clients we have been serving in our BPO business, which means we are confident that we can maintain our dedication and commitment to the highest level of customer service. This is a core strength of PFSweb and has been for many years and we expect to maintain that throughout this integration.
We do not believe this merger creates any specific concerns for PFSweb’s existing clients, and we’ve actually have a number of our existing clients express interest or excitement about the potential of utilizing eCOST for their own open box or refurbed products.
In summary, we believe this merger is an outstanding opportunity for both Company’s shareholders and we urge your vote of approval. We encourage you to study the detailed information provided in the S-4 document as filed with the SEC. Now, I’ve provided you a lot of information. In closing, I’d like to go back to the four key take-away points that Adam opened the call with. First, to PFSweb shareholders; we believe this merger allows us to provide substantial additional scale that will allow us to unlock the true value of our world class technology and operational infrastructure. Second, for eCOST shareholders, we believe this merger will provide eCOST a strengthened financial platform, lower cost of operations, greater technology flexibility, and ultimately, an unleashing of growth and profitability. Third, we believe approximately $4.0 to $5.0 million of annual cost savings as well as a multitude of revenue and gross profit opportunities can result by way of this merger. And fourth, once the merger activities are completed, we believe that the combined companies will be well positioned to attack the burgeoning web commerce marketplace, both domestically and internationally, and be well positioned for more profitable and consistent growth. World class operations in technology, fast growing markets, and a solid financial strength; we believe this makes or a great formula for future success.

That concludes our prepared comments. We’ll now be available for questions. Operator, please open the floor for questions.
OPERATOR: Thank you, the floor is now open for questions. If you do have a question at this time, please press “star, 1” on your touchtone telephones. Once again, to queue up for a question at this time, it is “star” followed by “1” on your telephone keypads. We do ask that while asking your question you lift your handset to provide optimum sound quality. Please hold while we poll for the first question.
Thank you. We do have our first question coming from Alex Silverman of Special Situations.
ALEX SILVERMAN, SPECIAL SITUATIONS FUND: Good afternoon.
MARK LAYTON: Hello, Alex. How are you today?
ALEX SILVERMAN: I’m fine, thanks. A few sort of housekeeping questions. Is there a collar on this deal at all?
TOM MADDEN: This is Tom Madden. No, there is not. There is a — the transaction is a one-for-one exchange regardless of the share prices of the Companies at the time of the merger.
ALEX SILVERMAN: OK. Adam, can you let us know sort of what obligations you still have with PC Mall?
ADAM SHAFFER: The obligations we have with them right now; we have a service agreement for them to manage and maintain our systems for us. Other than that, we really don’t have any other obligations. We do have a, that’s not true, we have a sublease within their building for a small portion of space, you know, so other than that, there’s really not much more.
MARK LAYTON: This is Mark, Alex. Just, both of those agreements were reviewed in the diligence process and certain adjustments were made to be sure that we have the flexibility to get out of them when we need to.
ALEX SILVERMAN: Is it your expectation you’ll be able to get out of them?
MARK LAYTON: Yes.
TOM MADDEN: Yes.
ALEX SILVERMAN: OK and you threw a bunch of numbers at us very, very quickly and I apologize, I missed some of them. The number of packages that PFSweb ships annually?
MARK LAYTON: Trailing 12-months is about 10 million.
ALEX SILVERMAN: 10 million?
MARK LAYTON: Yes.
ALEX SILVERMAN: And, I’m sort of new to your business. What sort of utilization is that of your facilities?
MARK LAYTON: We’re at about 80 percent of our capability currently, but the key word is scale. The way we have designed our technology platform and our distribution platform is it’s relatively easy for us to scale incremental transactions, which we’ve done a lot of this year. So, you know, we manage capacity much like distributors manage inventory in order to keep our turns high. So as we look to the future, we’ll be in a position to be able to add the incremental volume from an eCOST standpoint with some capital investment but not significant, and that’s included in some of those one-time numbers that I described.

ALEX SILVERMAN: Is it your expectation — I’m sorry. One other question; the number of eCOST units shipped in say the trailing 12-months?
ADAM SHAFFER: Something around the 55,000 units a month.
ALEX SILVERMAN: OK. Fifty-five a month?
ADAM SHAFFER: Yes, it fluctuates. Say 50 to 60,000 a month approximately.
ALEX SILVERMAN: OK.
ADAM SHAFFER: (Inaudible). It changes during the fourth quarter, it scales up a bit.
MARK LAYTON: It’s about million packages about, I believe.
ALEX SILVERMAN: Is it your expectation that you will be able to — among those $4.0 to $5.0 million of savings — be able to close some of the eCOST distribution and roll it into your existing infrastructure?
MARK LAYTON: There will be some consolidation activities that go on as I described in the deal, specifically all that’s not completely identified yet. But, you know some of our advanced shop floor automation capabilities and things that we have, we’re located across the street from each other in Memphis, so there’s going to be a lot of ability for us to leverage technology and capacity capabilities in exactly how we put the puzzle pieces together. It’s not determined yet, but we do estimate some cost savings from that.
ALEX SILVERMAN: Is there any reason not to roll it into your facility?
MARK LAYTON: No.
ALEX SILVERMAN: OK. Thank you, guys.
MARK LAYTON: Thanks.
OPERATOR: Thank you, our next question is from Bill Bunn of Fort Washington.
BILL BUNN, FORT WASHINGTON INVESTMENTS: Good afternoon.
MARK LAYTON: Hi, Bill. How are you?
TOM MADDEN: Hi, Bill.
BILL BUNN: There’s a lot of moving parts here as you well know. So my question is what milestones could we — should we be watching so that we understand how well progress is coming along in this - in essentially consolidating these enterprises? What do you guys watch for in order to determine that you’re on track?
MARK LAYTON: Well, I think the key for us is going to be, you know, those three categories of cost savings that I described in there are items that we think we can address relatively quickly. The freight one particularly is in the transportation area is one that we want to begin to address right away. So, I think barometric or milestones that you might want to evaluate at is to just understand the progress that each of those three primary categories that make up the $4.0 to $5.0 million. That would be the near-term questions I’d ask.
Secondly, you know, I think that the way our plan lays out now and provided that we can get this deal closed in the early part of ‘06 the way we have it targeted right now, we should have eCOST well positioned for the second half of ‘06. So, from a holiday season standpoint, as we begin to look towards the end of next year, that’s what I would be hopeful that we’d be able to begin to see some return to revenue growth that eCOST has not had for the past couple of quarters.
BILL BUNN: All right, thank you.
OPERATOR: Thank you. Our next question is coming from Jon Kimerling, a private investor.
JON KIMERLING, PRIVATE INVESTOR: Yes. This is actually to both of you guys. In the earlier discussions that you all had from October of ‘04 through I guess, August of ‘05, where it was more of a sales calls from you, Mark, and to Adam, what was the estimated cost to hand over pick and pack for eCOST?
MARK LAYTON: I don’t know that we ever got that far, Jon, in terms of laying it out. One of the things that we struggled with last year was that, and this is from a PFSweb standpoint, was that I think going into the deal from our perspective, the eCOST management team felt as if distribution needed to be a core competency of their operations going forward. And I think they used some of the information we provided them as a benchmark but we didn’t get into a lot of detail, so it was very difficult for us because we didn’t have the metrics available for average weight and package sizes, and number of units to be able to give them a real clean proposal on things. So, I don’t know that I know the answer to the question from a pure services standpoint.
JON KIMERLING: Well, let me put it this way. If eCOST had been paying PC Mall, I believe it was $4 per ticket, how would that compare to what you would have charged? Or what you charge HP; I imagine they’re probably similar in weight and in size.
MARK LAYTON: Well, they’re actually quite different because the products we handle through HP are much different. But you know, I would, I’m trying to see the way I can answer that question for you because I don’t know that I know per order, Jon. I think that we would have been, I think that Mall looked at a arms-length transaction in terms of their cost from there. So, I would imagine that our cost would have been maybe somewhat similar; we’ve got a little bit more scale in terms of our Memphis operations than I think Mall has. But ...
JON KIMERLING: So it would have been comparable, or maybe to make a profit on the deal slightly higher?
MARK LAYTON: I think comparatively, we’re slightly less.
JON KIMERLING: OK.
ADAM SHAFFER: But then that’s the cost per order without the overhead burden of the warehouse, too.
MARK LAYTON: Right, right. And there are some other benefits in here. I mean that, one of the things Jon that we lend to many of our clients is our technology backbone. Keep in mind that eCOST was paying Mall not only a distribution charge but also a technology fee and for most of our clients’ situations we actually lend or provide the order management platform for the transaction as well. We use the technology pipeline, if you will, as the enabler for us to earn revenue to move transactions through it. So, there were other benefits beyond the actual fulfillment cost that, particularly as Adam and I got into details in these things during the spring and summer of this year. We were a lot more focused on the technology and transportation benefits than we were necessarily on the fulfillment side. I mean, Adam’s — his cost per order even today, you know, once we put our margin on it from a customer standpoint, isn’t a lot different than what we would charge anyways. His issue more on the fulfillment side is over capacity, so when we saw the benefits in the distribution facility it was how do we utilize the over-capacity. We saw transportation benefits as I described in the call that are pretty significant and then the technology benefits, both in terms of feature richness as well as cost.

JON KIMERLING: All right. Adam, over-capacity came from growing at 60 percent, as you mentioned one time before, and ended up being at 60 percent, so you built a bigger house than you needed.
ADAM SHAFFER: Yeah, I mean, never — that’s actually the outcome of what happened. That was never the anticipated goal.
JON KIMERLING: No, no.
ADAM SHAFFER: The goal was always — take a space that can grow with us for four or five years, and so we were growing at 60 plus percent, and we were scared to death to get into a space that we’d have to move out of after the first year. So, we took the scalable facility, and at the end of the day when we had to slow our growth and focus more on profitability, we now have this overcapacity issue.
MARK LAYTON: Hindsight’s a wonderful thing, Jon. I think Adam would certainly agree with me in the fact that they probably would have liked to have reconsidered the services approach from an outsourcing standpoint versus going on their own. So, even if it was for a shorter period of time.
JON KIMERLING: Right, OK. And as a eCOST shareholder, Mark, can you give us some more insight into the legal proceedings that were mentioned against you in the S-4?
MARK LAYTON: Actually, we, back in May, received a notice of a suit that’s related to the bankruptcy of PFSweb’s former parent company long after we were separated. PFSweb separated from its former parent company, Daisytek, in July of 2000. The management team that was left in place there undertook some very aggressive expansion efforts to be a acquisition as well as new product categories that led to their demise in early 2003. As I’m sure you’re aware, the legal environment is one that they’ll just throw mud at the wall and see what sticks, so they’ve sued everybody that they can find a name of over there. As we’ve disclosed, we believe that you know, the action has no merit at all and that we will vigorously defend it.
JON KIMERLING: Has any, I mean, this is May of ‘05. Here we are, end of the year. Any filings? I mean, is there anything on the horizon that, you know, we need to be aware of?
MARK LAYTON: You know there’s been a lot of activity and paperwork back and forth. No particular discovery work being done yet. They just agreed to terms of the data room that’s here. You know, from the director’s standpoint, the insurance company’s counsel, or our counsel, is being provided by the D & O insurance on the individual director’s part. The company is being represented separately by different legal activities, so there’s a lot of smoke going on back and forth but not a lot of substance.
JON KIMERLING: Is the company’s exposure as you described it in here, is that $38 million?
MARK LAYTON: That’s the claim.
JON KIMERLING: Or is that the total exposure against the directors, officers, and everything?
TOM MADDEN: That’s the claim against the company and the officers as a group. It’s, you know, $38 million is the total amount of the claim.
JON KIMERLING: But part of that would be covered by the insurance.
MARK LAYTON: Well you’d have to; even in a settlement it’s likely that you’re going to have a spread out of liability amongst all the parties that are named. You know, there is an entire — if you actually read the complaint, roughly 80 percent of the complaint or more, probably 90 percent accounts in the claim are for activity that was long after all of us were gone and PFS was gone. There’s only a handful of accounts that actually pertain to us, so even if there was ever a judgment, which we do not expect there would be, but even if there was a judgment, our portion of that thing, you would expect it to be quite small.

JON KIMERLING: I got two more questions, if you will. If we go back to the warehouse side, and the pick and pack, if you can provide that service at eCOST for $4 or better, would that be something that you all — I mean, are you pursuing other competitors as your financial people described as potential clients?
MARK LAYTON: Other competitors of eCOST?
JON KIMERLING: Yes. You all identified I think PC Connection, Insight, Mall, and Zones (ph). Your financial people did.
MARK LAYTON: Right. And I think those are comparisons to the eCOST division’s model in terms of valuation aspect that they did in there. Let me answer your question. I think strategically where you’re trying to get to. We believe there’s a lot of scale potential in all of the infrastructure that I just described; technology and operations-wise. The acquisition model has been one that’s been, you know, we haven’t had — we’ve got a booty of cash, but it isn’t huge.
JON KIMERLING: Right.
MARK LAYTON: And with our share price being at a price that it has been, that’s not particularly attractive. It hasn’t been an instrument that would have given us a lot of buying power capability that was out there. So the eCOST deal was an opportunity for us to actually use our stock as acquisition capital. And we hope that as these results come about and we drive shareholder value and the improved strength that we’ve talked about on the call in here that in the future, this idea might become something that we can use to attract other companies to us on a service basis, but we wouldn’t put a competitor in the services side, but, or on an acquisition basis for we might be able to consolidate other product categories or even competitors of eCOST.
ADAM SHAFFER: I mean, the great news is Jon that the platform is there to do it. It would be plug and play for these guys, so we see it as a wonderful platform for growth for us but, you know, once we digest this, you never know. I mean, there’s some wonderful potential opportunities out there.
JON KIMERLING: Well, freight being a savings, from what you can provide, Mark, but doesn’t that go to the end user, the consumer, as opposed to money that drops to the bottom line for you guys?
MARK LAYTON: No, if you look at the eCOST site today, I mean, they’ve got a $1.99 offer for ground shipment, for example.
JON KIMERLING: Right.
MARK LAYTON: They’re using UPS <Company: United Parcel Service; Ticker: UPS; URL: http://www.ups.com> residential or DHL at home now.
SPEAKER: (Inaudible).
MARK LAYTON: Yeah, with which they just started at. The, and frankly, to be honest with you, eCOST, some of these savings they can get on their own. Adam knows about these things; it’s been in the limitations of the technology capability to be able to get a hold of some of this stuff, but...
JON KIMERLING: What do you mean by the technology?
MARK LAYTON: Labeling and sortation capability is primarily what it comes down to, Jon, and being able to have the tracking capability in the packages with the other carriers that we use to ship packages.
JON KIMLERING: So what you have is better than what they got from PC Mall.
MARK LAYTON: That’s correct. And it’s just, it’s more expansive. It’s just we’ve got more carrier options; we’ve got the links already built. We’ve got the volume discounts already in place, and so with that there, we expect to reduce the cost of the outbound freight fairly significantly. A couple of dollars a package.
JON KIMERLING: Because eCOST currently, Adam, you all are subsidizing that? Is that what you’re saying?
ADAM SHAFFER: Well, for the most part, yeah. And we think about it this way. Nothing changes from the customer side if you want to think about that as a study. But if we can get one, two, three, four bucks better an order on our cost side and it’s transparent to the customers, you know, it’s an absolute winner for us. And they get their products and it still goes ground shipment, and everybody’s happy.
MARK LAYTON: Still track and trace and all the important things to maintain in the cycle.
JON KIMERLING: OK. All right, well I appreciate it.
MARK LAYTON: Thank you, Jon.
ADAM SHAFFER: We appreciate you joining the call. That was great. I’m glad you did.
OPERATOR: Our next question is coming from Elan Dannon of First Network.
ELAN DANNON, FIRST NEW YORK: Hey, guys. How are you?
MARK LAYTON: Good. How are you?
ADAM SHAFFER: Good, thank you.
ELAN DANNON: Good. A couple questions. First, you guys mentioned positive cash flow and break even for fiscal ‘06. Is that for the combined company or for eCOST?
TOM MADDEN: For the combined Companies.
ELAN DANNON: So what kind of drag would eCOST be then in dollar amounts? Can you talk to that, either one?
TOM MADDEN: We didn’t provide that breakout.
ELAN DANNON: OK. Can you kind of, can you give an indication of when you expect eCOST to be break even?
MARK LAYTON: Again, I think back to the question that was asked earlier about how barometric measurements and what you can look at. I think in the last half of ‘06 there should be a point where provided our timeline holds the way we’ve described it, we believe the last half of ‘06 would be a time for us to then be able to generate the improvements from the cost savings that we’ve described. So the combined Companies I think, going out of ‘06 would show a much stronger financial reserves than the first half of the year.
ELAN DANNON: OK. Also would you expect eCOST’s revenues to be up year-over-year?
MARK LAYTON: Well, (inaudible).
ELAN DANNON: For ‘06 to...
MARK LAYTON: ’06...
ELAN DANNON: Summer ‘05 to...

MARK LAYTON: (Inaudible). That’s our plan, yes. We want to, I mean, as the key theme in our vision here is allowing eCOST to return to growth.
ELAN DANNON: Because you would model the style, you’d model a year-over-year increase.
MARK LAYTON: That’s correct.
ELAN DANNON: And what kind of gross margin would you use for eCOST?
MARK LAYTON: Well, if you go back to those numbers I gave you on the three segments. One was (inaudible).
ELAN DANNON: Yeah, you had like eight to 10 percent.
MARK LAYTON: Eight to 10 percent, yes.
ELAN DANNON: That’s three years out. How about year one?
MARK LAYTON: Well, I think a lot of that can be achieved, and you’re going to see a little bit of change in the gross profit as well. Currently eCOST has certain expense items included in their gross profit percentage that we will move to SG&A. Their fulfillments cost for example, resides in gross profits to date. Not quite sure why that historically has been that way, but that’ll move to SG&A, so that’s some of our improvement on the GP line that we expect. But again, I think most of the, of the gross profit, I mean, sorry, most of the cost savings in a lot of the activity that we’re talking about, we should be able to achieve as we get into the latter part of next year.
ELAN DANNON: OK. So just so I understand it; is it $4.0 to $5.0 million in cost savings, is that inclusive of this margin improvement as well? Or is that, or is the margin improvement to be half of this $4.0 to $5.0 million absolute number?
MARK LAYTON: Yes, if you take those three things I talked about, they make up the cost savings, OK? So any gain we get in those other items I described like the increase in service contracts and some of those things, would be on top of the improvements that I described.
ELAN DANNON: OK. So, what about like, I know eCOST recently signed a new lease on a facility in Memphis.
MARK LAYTON: Right.
ELAN DANNON: So are you, I assume correctly that you guys have applied to break that lease and move everything to your warehousing facility?
MARK LAYTON: You know, the issue is the lease. They’re obligated to the lease, so. We’ll either use it or lose it; one way or the other.
ELAN DANNON: But isn’t that kind of drag, though? I mean would be, wouldn’t it make more sense to try to get out of that lease at all costs and utilize your excess capacity?
MARK LAYTON: I think the problem is getting out of it, and you know, it’s (a) it will be easier to get out of it if it was empty, but (b) we may have a more economic method to use it for our services business going forward than the cost it would take you to dispose it. Because there’s going to be a delta between the sublet price and the price that eCOST has on its lease right now.
ELAN DANNON: Got it, got it, understood. What percentage of gross margin was that in order of fulfillment?

MARK LAYTON: Which percentage of fulfillment in your GP?
ADAM SHAFFER: (Inaudible) warehousing costs and all that?
MARK LAYTON: Yes.
ADAM SHAFFER: Probably about a point and a half. (Inaudible).
MARK LAYTON: But you keep going...
TOM MADDEN: About 0.3 percent, 0.3 to 0.4 percent.
ELAN DANNON: OK.
ADAM SHAFFER: (Inaudible).
TOM MADDEN: Of the revenue.
ADAM SHAFFER: OK.
MARK LAYTON: Yes.
ELAN DANNON: And then lastly, just getting back to the $4.0 to $5.0 million. You still understand the complete, is that the initial cost savings? Are there other cost savings that will come up as you guys implement things? Or usually like that’s the end all of that case scenario.
MARK LAYTON: Well, I think it’s the best case scenario. I think these are items that we’ve spent a fair bit of time at understanding and have a good degree of confidence in. I think that there are other particular revenue and gross profit opportunities as we described, that some are determined or identified, others are not yet. And I think that’s where we’re more than likely to find greater opportunity, is on the revenue and GP side than on the cost side.
ELAN DANNON: OK. All right, great. Thanks a lot.
MARK LAYTON: Thank you.
OPERATOR: Thank you. Our next question is coming from John Fitzgerald of Bishop, Rosen and Company.
JOHN FITZGERALD, BISHOP, ROSEN and COMPANY: Yes, Mark. Good afternoon. Good afternoon, Mr. Shaffer; a couple of questions. Mark, you had indicated, and I guess shareholders have been led to believe, that you’re going to start to get entree to Canada to Europe. On this call, you alluded the fact that will take place. Can you be somewhat more specific as to what sort of timeframe we’re talking about here in terms of that becoming a viable benefit to PFSweb?
MARK LAYTON: Probably not in ‘06, maybe in ‘07.
JOHN FITZGERALD: OK. So that said, 12 to 18 months down the road here at this point. Another question; I assume all of the existing customers of eCOST and PFSweb have been canvassed regarding this potential merger. Is that a fair statement? And what their reaction has been to this. Have there been any indications of resignations, et cetera?
MARK LAYTON: On the PFSweb side we talked to all of our large clients, which would make up a very significant percentage of our service fee revenue. And as I mentioned in the call, we had nothing but positive feedback from them and excitement about the potential to be able to use eCOST’s channel for their own open box and refurb products. So as I mentioned in the call, we don’t expect any concerns from the PFSweb customers. Since there are 1.3 million eCOST customers, we obviously have not talked to all of them. We did, and eCOST doesn’t have any one customer that represents a significant percentage. So we spent our time focusing on the supplier relationships for eCOST and we talked to over 60 percent of the revenue of eCOST in terms of suppliers and got nothing but positive feedback from those suppliers.
ADAM SHAFFER: Just to add to that, I mean the suppliers have been thrilled and so have our customers. The 1.3 million customers, whether you talk to them or not, this is a positive for them because this is all about better customer service and being able to drive costs down. We, hopefully, we’ll recognize the fact, but they’ll (inaudible) recognize the better service, the better availability of product. This is a winner for them. It makes us also more stable and viable business for the future if they’re going to continue to want to buy from us which gives them a real positive. And it’s completely uncompetitive. I mean, it doesn’t bother them at the least. It’s a positive.
JOHN FITZGERALD: OK, OK. Mark, just a couple of other quick questions. You have about 16.2 million in cash and stock. I guess there’s some concerns about what kind of burn rate, if any, we might be looking at as this merger unfolds?
MARK LAYTON: Well, as I mentioned in the call, we’d expect to use about $4.0 to $6.0 million of expenses related to getting the transition in place. I broke that out into various categories from there, but we don’t have any concern about our ability to either draw from our cash reserves to do that, and in some cases this will be funded through lenders because it’s capital equipment items, so we’ll borrow...
JOHN FITZGERALD: That would be a worst case; that would be worst case, $4.0 to $6.0 million.
MARK LAYTON: That’s the range, yes.
JOHN FITZGERALD: OK. And one last question here, obviously you’re going to have to get rid of duplication, OK. How large a lay-off is anticipated here on the other side of this equation? And are there any severance packages of any significance that would be instituted as a result?
MARK LAYTON: As I described in here of the $4.0 to $5.0 million, John, personnel is not a significant cost saving that we seek. eCOST today only has about 100 employees. The only person with a contract is their CEO, Adam, who’s continuing with the company, so we don’t expect any severance expenses to speak of. So, you know, I don’t see that as a significant area.
JOHN FITZGERALD: And his contract will remain in force as it is?
MARK LAYTON: Yeah, he’s got a six-month severance contract that’s been disclosed. That’s the deal.
JOHN FITZGERALD: No, but I mean in terms of all of the other, all of the other ingredients of the contract, salary, et cetera, will remain in effect as is.
MARK LAYTON: That’s correct.
JOHN FITZGERALD: That’s the end of my questions. Thank you.
MARK LAYTON: Thank you.
OPERATOR: Thank you. Just as a reminder, if you do have a question at this time, it’s “star, 1” on your telephone keypads. We do have a follow-up coming from Jon Kimerling, a private investor.
JON KIMERLING: Hi, guys. One more question.
MARK LAYTON: Sure, John.

JON KIMERLING: As a PC Mall shareholder, and that’s where I receive most of my eCOST stock, I am concerned about the possibility of it being what was a non-taxable distribution as being taxable. And I noticed in the S-4 you say that eCOST may be required to indemnify PC Mall for taxes arising from the result of the merger. Does that mean PC Mall corporate? Or does that mean us as PC Mall shareholders?
MARK LAYTON: That means PC Mall corporate. I’m not an expert here from a tax standpoint, but I believe that the risk is for tax is actually on the corporation, not on the individual.
JON KIMERLING: Wouldn’t it be classified as a — I’m not either, I’m not an accountant — but wouldn’t it be some type of dividend, therefore we would be at least possibly taxed at a 15 percent rate?
MARK LAYTON: Well, let me answer the question this way. You know, this was a significant area of our discovery work that we needed to do. We have received a, or eCOST has received a tax opinion on the deal that’s disclosed in the S-4 that describes the fact that this transaction, you know, should not trigger any tax-related event. So the tax experts have looked at the deal, and we believe...
JON KIMERLING: Mark, isn’t that the deal between you guys and eCOST?
MARK LAYTON: No, this would be — the opinion was rendered on the tax free spin-off of eCOST to Mall and whether or not this transaction, I’ll use a bad word, but pluged (ph) up that tax free spin-off, and the opinion is that it will not.
JON KIMERLING: OK, but in case it does, eCOST is only going to indemnify PC Mall for their 14 million shares that they distributed. I mean, if I’m misreading it, I didn’t know if it meant PC Mall or PC Mall and its shareholders.
MARK LAYTON: I’ll tell you what, John, why don’t you contact Tom Madden directly, and he can — and we can get you a more detailed answer via the tax counsel. So that we’re not trying to all play like we know what we’re talking about on tax laws here.
JON KIMERLING: Adam, could you give them my number just so we can...
MARK LAYTON: Yeah, he will do that.
ADAM SHAFFER: And John, there is an answer. It’s just we’re dancing around it because we’d rather have you go through the research with Tom.
JON KIMERLING: That’s all right. I just, you know.
ADAM SHAFFER: No, I can understand that you’d want to know.
JON KIMERLING: OK. All right. That’s all I have, thanks guys.
MARK LAYTON: Thank you.
TOM MADDEN: This is Tom Madden. One point of clarification on our answer earlier in the call; the fulfillment charges as a percent of revenue for eCOST is approximately 1.3 percent. So, just a clarification.
ADAM SHAFFER: Been vindicated.
OPERATOR: Thank you. We have our next question coming from David Soetebier of JM Dutton.
DAVID SOETEBIER, JM DUTTON: Yeah, good afternoon. I’m just wondering if there’s any inventory risk at eCOST or what’s the history been on inventory write-downs?

ADAM SHAFFER: Well, all our inventory risk we manage, you know, SKU by SKU. We review this every single month in quarter and at the end of the quarter with our auditors, and we put in reserves where we feel they’re necessary. We do inventory counts, we do cycle counts on a regular basis. And you know, at this point we feel that we’re properly reserved, and there’s been no change in that. We have a full inventory at the end of — I think it was at the end of second quarter — we’ll have a year-end inventory. But throughout, we do on a cycle counts.
TOM MADDEN: And just to give you a better perspective, eCOST has a high inventory turn of about 20 times or so per year. So the inventory moves in and out very quickly and as a result has less issues from a technological risk standpoint than others might have.
DAVID SOETEBIER: All right. Thank you.
OPERATOR: Our next question is coming from John Dillon of CMYK Solutions.
JOHN DILLON, CMYK SOLUTIONS: Good afternoon, gentlemen.
MARK LAYTON: Hello.
JOHN DILLON: First question, I believe I’ve got the number right. It’s 1.3 million customers that’s for eCOST?
MARK LAYTON: Yes.
JOHN DILLON: I was just wondering how you generate that number. Example, I bought let’s say 5 years ago, but I haven’t bought anything current. I do get your e-mails and stuff like that. Am I considered a customer at that point, or...?
ADAM SHAFFER: Yes, you are. So the customer, the definition for customers are customers throughout time that we’ve done service. It’s a cumulative number. We have several other stats that we use to define the customer base. Another stat that we use is 12 to — zero to 12 months customers, or what we would call active customers. And that’s probably about 500,000 plus customers. But that’s made up of customers like you that are maybe five years old and came back to buy again, which happens quite often, where we have people outside of that 12-month window buying from us, and people that are buying from us within the 12-month window. So the 1.3 million customers is a tremendous asset, especially since the core of these customers are technology and consumer electronics savvy, high-end buyers. It’s a wonderful database of customers.
JOHN DILLON: And how about — what I’m trying say also is more recurrent or returned ones. Do you have stats for that? You know, I guess I would almost go on the lines of your customer satisfaction. Are you getting a lot of return customers?
ADAM SHAFFER: Yes, you do get a lot of return customers, and you find that the consumers, we service both consumers and small businesses, and the small business customers buy first more frequently because they have more needs to buy more frequently. And we have consumer customers that buy less frequently, but they do buy over and over and over again, and so the combination of the two gives us a healthy re-buying mix.
JOHN DILLON: Fantastic and then just one last thing, kind of more a compliment. I did purchase about three weeks ago and it was fantastic and it’s another reason why I wanted to buy more and more stock, but the price keeps going down and it kind of makes you a little nervous, but keep up the good work.
ADAM SHAFFER: What did you buy?
JOHN DILLON: I bought an external hard drive the second time around.

ADAM SHAFFER: Brilliant.
JOHN DILLON: And it was everything it’s supposed to be. Click, click, click, and it showed up at the door.
ADAM SHAFFER: That’s the way it is. That’s the way it’s supposed to go.
JOHN DILLON: Exactly.
ADAM SHAFFER: Thank you.
JOHN DILLON: Thank you very much.
OPERATOR: Our next question is coming from Ashish Gugnani, a private investor.
ASHISH GUGNANI, PRIVATE INVESTOR: Hello, hi. I’m an eCOST shareholder. I have a couple of questions. Where the delisting is today, this is going to affect the merger just in case eCOST gets delisted before their merger goes through.
MARK LAYTON: This is Mark. I mean, because we’ve been through this as well, but I mean, eCOST was listed on the national market. Their next move would have been to the capital market, which is where PFSweb trades today. As a shareholder, you’d see little or no difference in terms of that activity, so I would not use today’s announcement as a material amount.
ADAM SHAFFER: And you know, it’s a requirement that we did announce that and we put it out there, in fact as you said, but basically after — the point where this merger happened, we would come off the listings anyway and become part of PFSweb. And the NASDAQ understands this and, you know, they’re wading through this and watching that, so it was an announcement that we had to put out, but nothing’s happened.
ASHISH GUGNANI: And in terms of sales for this quarter, which is a very busy seasons, is eCOST going to show any profitability this quarter or...?
ADAM SHAFFER: We actually don’t talk about interim results and we haven’t put out our numbers yet. We’ve put out some guidance saying that we’re really focused on our profitability and reducing our losses. And the guidance simply is we continue to drive our losses down and the third quarter losses were lower than the second quarter losses and we anticipate that the fourth quarter losses would be lower than the third quarter losses and nothing has changed. And again, the focus is not necessarily on growth today, but on accomplishing those objectives.
ASHISH GUGNANI: Finally, I want to compliment Mr. Layton; he’s given – he’s talking well. I was very skeptical about the whole merger, but after listening to the whole presentation, I’m kind of, you know, satisfied. I’ve been an eCOST shareholder, lost a lot of money in it. I’m also a very big eCOST customer. I’m one of the best customers I think you have; I buy and resell almost on a daily basis. And Adam, your products are great. The only thing, they don’t show up on the search engine and I think that is a little bit — I don’t know how to put it.
MARK LAYTON: It’s an area of technology I know that we see as an opportunity. It’s one of the points we didn’t mention on the call today, but the whole search engine area is one that...
ADAM SHAFFER: (Inaudible) optimizing (inaudible).
MARK LAYTON: Yet optimizing all the advertising is there, we think our technology can help him with, so I appreciate your comments. Thank you very much.
ASHISH GUGNANI: OK. Thanks a lot.

OPERATOR: Thank you. Our next question is coming from Gregory Laloned.
GREGORY LALONED, TRIPLEFIN: Yes, hi, Mark, Tom. How are you?
MARK LAYTON: Very well. How are you?
TOM MADDEN: How are you?
GREGORY LALONED: Good. I was wondering if the eCOST merger is the outgrowth or the result of any formalized acquisition plan or whether it was more opportunistic.
MARK LAYTON: Well, as we described in the S-4 document, although there’s not a lot of detail there, but I’ll give you just a little bit of background on that. You know, we have been frustrated ourselves here as large shareholders of trying to produce consistent revenue growth with the services model, and this summer through our strategic planning, we really set out to try to find a way to specifically address a couple of weaknesses that we saw in our strategic model. And one of them was the inconsistency of growth from the services business. And the second was the relatively low gross margins of our existing product area. The value for PFSweb and its shareholders lies in this pipeline, this infrastructure of technology and operations capability that we have. It’s got a lot of scale potential to it, and we needed to find something that we could put down that pipeline that would unlock that value. So, we determined in August of this year that expansion of a products division piece, actually getting into the sale of products ourselves, was something that we were going to do. And knowing eCOST and the discussion that Adam and I had had on the services side was really the catalyst that changed the thing from a discussion about us providing services to eCOST to us providing a discussion about hey, maybe we can do something to get together, because it now fit the strategic plan of where we wanted to go from a company. Now going forward, as I mentioned earlier, once we get through this and we settle in and we could see the kinds of results that we believe can come about from it, I’d like to be in a position to think that we could do it again, finding something else to land on top of it. But we’ll have to wait and see on that.
GREGORY LALONED: If the off chance in the merger isn’t approved, is it likely that eCOST would become a service customer? As I look, if I heard Tom, I guess it’s about a $12 million account. I mean, if it’s 1.3 percent of their revenue for the fulfillment related services, that would be a nice size service account, and it seems like as a strategy to deliver profitability and value to your shareholders, that might be the advisable route from my perspective?
MARK LAYTON: I think it’s actually a couple of million if you take 1.2 percent on 190 million you’ll get a couple million dollars on that. But I guess, you know, the answer to that question is why wouldn’t you discuss it again if it didn’t go through. I mean...
ADAM SHAFFER: I think we know a lot more about each other now, so...
MARK LAYTON: Yeah, we do.
ADAM SHAFFER: So, it makes it (inaudible) but that’s really not what our focus is about right now.
MARK LAYTON: And there’s certain things that we wouldn’t be able to give them through a services relationship but we can give financial strength right now.
GREGORY LALONED: Sure. I guess one final question if I may, you mentioned some of the difficulties within the services division. Is that, as far as an acquisition or strategic alternative plan, is that division long-term in the PFSweb solution offering? Or, in other words, would it be open for discussion for a divestiture?
MARK LAYTON: No. I think it is long term, yes.
GREGORY LALONED: OK. Thanks, guys.

MARK LAYTON: Thank you.
OPERATOR: Thank you. We have no further questions at this time.
MARK LAYTON: Will you poll one more time for us, Operator?
OPERATOR: Certainly. If you do have a question at this time, please press “star” followed by “1” on your telephone keypads. We have no additional questions.
MARK LAYTON: Right. Very well, thank you everybody, for your time. We appreciate it, and we appreciate your support.
ADAM SHAFFER: Yeah.
MARK LAYTON: And we look forward to, as we mentioned, please study the S-4 carefully and we urge your vote to support this deal. Thank you.
OPERATOR: Thank you, ladies and gentlemen. This does conclude today’s teleconference. You may disconnect all lines at this time and have a great day.
END

PFSweb & eCOST
Accelerating Growth, Building Value
Speakers
Conference Call Data
Safe Harbor
Additional Information
Accelerating Growth, Building Value
Four Key Takeaway Points
Transaction Summary
Proposed Corporate Structure
Management
Corporate Snapshots
Strategic Rationale
Shared Vision, Common Goals
Overcome Strategic Challenges
eCost.com Revenue History
Eliminate Business Obstacles
Optimize Performance
Enter Burgeoning Markets
Accelerating Growth, Building Value
Drive Shareholder Value
Four Key Takeaway Points

PFSweb & eCOST

Definitive Merger Conference Call Presentation

Accelerating Growth, Building Value

December 5, 2005

Accelerating Growth, Building Value PFSweb & eCOST Definitive Merger Conference Call Presentation December 5, 2005

Speakers PFSweb: Mark Layton, Chairman/CEO Tom Madden, CFO eCOST.com: Adam Shaffer, Chairman/CEO Moderator: Todd Fromer/KCSA Worldwide

Conference Call Data A digital replay of the conference call will be available through December 20, 2005 at (973) 341-3080, pin number 6760329. The replay, as well as the PowerPoint presentation, will also be available at: www.pfsweb.com & www.eCOST.com

Safe Harbor Forward-Looking Statements The matters discussed in this Conference Call (except for historical information) and, in particular, information regarding the merger, estimates, future revenue, earnings and business plans and goals, consist of forward-looking information under the Private Securities Litigation Reform Act of 1995 and are subject to and involve risks and uncertainties, which could cause actual results to differ materially from the forward-looking information. PFSweb has recently filed a Registration Statement on Form S-4 which identifies certain factors that could cause actual results to differ materially from those projected in any forward looking statements made during this call and investors are advised to review the Registration Statement and the Risk Factors described therein. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expected or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future. There may be additional risks that we do not currently view as material or that are not presently known.

Additional Information The S-4 Registration Statement filed by PFSweb contains a joint proxy statement for the PFSweb and eCOST stockholder meetings and a prospectus for the PFSweb common stock to be offered to eCOST's shareholders in connection with the Merger. Investors and shareholders are urged to read the registration statement carefully because it includes various risk factors and other important information about the Merger. Stockholders may obtain a free-of-charge copy of the registration statement, any proxy statement and other relevant documents filed with the SEC from the SEC's website at www.sec.gov. Stockholders will also be able to obtain a free-of-charge copy of the proxy statement and other relevant documents by directing a request by mail or telephone to either (i) PFSweb, Inc., 500 North Central Expressway, Suite 500, Plano, Texas 75074 Attention: Corporate Secretary, Telephone: (972) 881-2900, or from PFSweb's website, www.pfsweb.com or (ii) eCOST, Inc., 2555 West 190th Street, Suite 106, Torrance CA 90504 Attention: Corporate Secretary, Telephone: (310) 225- 4044, or from eCOST's website, www.eCOST.com. Each company and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from such company's stockholders in favor of the prospective merger. Information regarding the persons who may be considered "participants" in the solicitation of proxies is set forth in the Registration Statement that is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the common stock of either company is also set forth in the Schedule 14A filed by eCOST on May 27, 2005 with the SEC, and the Schedule 14A filed by PFSweb on April 28, 2005 with the SEC.

Accelerating Growth, Building Value

Four Key Takeaway Points Allows PFSweb to unlock the value of its world-class infrastructure Provides eCOST a stronger technology and operating platform to re-invigorate growth $4M-$5M in annual cost savings & a multitude of revenue and gross profit opportunities Once transitioned, the combined entity will be well positioned for more profitable, consistent growth

Transaction Summary Transaction Structure: Tax-free, share-for-share transaction eCOST to become a wholly owned operating subsidiary of PFSweb Exchange Ratio: Each outstanding share of eCOST will be exchanged for one common share of PFSweb Aggregate transaction price of approximately $28 million based on PFSweb's recent share price of $1.40 and the number of eCOST shares estimated to be outstanding as of the date of the merger Closing Conditions: Shareholder approvals; Other customary closing conditions Estimated Closing Date: Fiscal 2006 first quarter

Proposed Corporate Structure PFSweb, Inc. Priority Fulfillment Services, Inc. Priority Fulfillment Services of Canada PFSweb Europe eCOST.com, Inc. Supplies Distributors, Inc. Supplies Distributors of Canada, Inc. Supplies Distributors SA

Management Mark Layton: CEO, PFSweb Tom Madden: CFO, PFSweb Adam Shaffer: CEO, eCOST Gary Guy: President, eCOST

Corporate Snapshots Leading multi-category online discount retailer of brand-name merchandise for consumers and small business buyers 2005 9 Mos Revenues: $134.3M Headquarters: Torrance, CA Key strengths: Strong eCommerce platform, highly recognized web property, 100,000 products and services, 1.3 million customers Employees: approx. 100 Global provider of integrated business process outsourcing (BPO) solutions 2005 9 Mos Revenues: $248.2 M Headquarters: Plano, TX Key strengths: Infrastructure solutions, fulfillment services, third party logistics, call center support, e-Commerce services Employees: approx. 1,000

PFSweb
Priority Fulfillment Services, Inc.
Leading the Evolution of Outsourcing SM
RCA

leading the evolution of outsourcing

Corporate Snapshots Leading multi-category online discount retailer of brand-name merchandise for consumers and small business buyers 2005 9 Mos Revenues: $134.3M Headquarters: Torrance, CA Key strengths: Strong eCommerce platform, highly recognized web property, 100,000 products and services, 1.3 million customers Employees: approx. 100 Global provider of integrated business process outsourcing (BPO) solutions 2005 9 Mos Revenues: $248.2 M Headquarters: Plano, TX Key strengths: Infrastructure solutions, fulfillment services, third party logistics, call center support, e-Commerce services Employees: approx. 1,000

eCOST.com
Your Online Discount SuperStore
Adam Shaffer

eCOST.com

Authorized Reseller

Pioneer

HITACHI
Inspire the Next

DIRECTV

AMD

Insert eCOST product pics Insert eCOST product pics Insert eCOST product pics Insert eCOST product pics

Strategic Rationale

100,000 + Products

1.3 Million Customers

World Class Infrastructure

State of the Art Technology

World Class Infrastructure 1.3 Million Customers State of the Art Technology 100,000 + Products Strategic Rationale

Shared Vision, Common Goals Eliminate Business Obstacles and Overcome Strategic Challenges Optimize Performance Enter Burgeoning Markets Drive Shareholder Value & Increase Financial Strength

Overcome Strategic Challenges Challenge: Inconsistent service fee revenue growth at PFSweb Strong, but unpredictable Long sales cycles Vision: A healthier revenue model Consistency and visibility Multiple revenue streams drive growth Unlock the true value of PFSweb's world-class technology and operational infrastructure

eCost.com Revenue History

Spun off from PC Mall
Revenue (000's)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
11.1%
11.6%
9.8%
59.3%
59.9%
62.3%
70.1%
59.6%
44.2%
2003 Q1
2003 Q2
2003 Q3
2003 Q4
2004 Q1
2004 Q2
2004 Q3
2004 Q4
2005 Q1
2005 Q2
2005 Q3
Quarter

eCost.com Revenue History Spun off from PC Mall 11.1% 11.6% 59.3% 59.9% 62.3% 70.1% 59.6% 44.2% 9.8%

Eliminate Business Obstacles Challenge: Reach profitability & restore growth at eCOST Limited financial resources hinder access to important product Legacy ERP platform reduces flexibility Vision: Accelerate revenue growth Financial stability expands access to more exclusive products and deals World class infrastructure raises customer satisfaction State of the art ERP platform creates greater opportunities

Optimize Performance Challenge: Profitability is hampered by high costs and limited technology Outbound freight Excess fulfillment capacity Lack of advanced RF tech/automation/bar codes Vision: Stronger gross margins and operating leverage Improved technology reduces freight costs In-house solutions increase flexibility, eliminates costs

Optimize Performance $4 to $5 Million in Annual Cost Savings & Revenue/Gross Profit Opportunities Over-capacity and redundant public company costs Technology, telecom and operational costs Outbound freight costs Virtual Warehouse partners Develop higher-margin, non-product and service categories Access to international opportunities in Canada & Europe

Enter Burgeoning Markets

On-Line Buyers Growing at More Than 8% CAGR
180
160
140
120
100
80
60
40
20
0
98
113
126
137
146
154
159
2003
2004
2005
2006
2007
2008
2009
Online buyers in millions

Source: JupiterResearch Internet Shopping Model, 11/04 (US only)

Enter Burgeoning Markets 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Online buyers in millions 49 66.1 82.1 98 113 126 137 146 154 159 Percent of online population 0.39 0.468 0.525 0.57 0.61 0.63 0.65 0.67 0.68 0.69 On-Line Buyers Growing at More Than 8% CAGR Source: JupiterResearch Internet Shopping Model, 11/04 (US only)

Enter Burgeoning Markets

eCommerce Revenue Growing 15% CAGR
$150
$140
$130
$120
$110
$100
$90
$80
$70
2005
2006
2007
2008
2009

Source: JupiterResearch Internet Shopping Model, 11/04 (US only)

Enter Burgeoning Markets 2000 2001 2002 2005 2006 2007 2008 2009 eCommerce revenues in billions 49 66.1 82.1 79 91 104 120 138 Percent of online population 0.39 0.468 0.525 0.63 0.65 0.67 0.68 0.69 eCommerce Revenue Growing 15% CAGR Source: JupiterResearch Internet Shopping Model, 11/04 (US only)

Accelerating Growth, Building Value

Drive Shareholder Value

Operating Divisions

	Revenues	Growth/Yr*	GP*
Services	$60M	10-30%	20-30%
Supplies Distributors	$255M	-	4-6%
eCOST.com	$190M	15-20%	8-10%

* Estimated 3 yr. model

Drive Shareholder Value Operating Divisions Services eCOST.com $60M $255M $190M 10-30% - 15-20% Supplies Distributors Revenues Growth/Yr* GP* 20-30% 4-6% 8-10% * Estimated 3 yr. model

Drive Shareholder Value Combined Company Performance: Sustainable revenue growth over 10% Gross margins of 10% to 12% Net income margin of 1% to 2%

Four Key Takeaway Points Allows PFSweb to unlock the value of its world-class infrastructure Provides eCOST a stronger technology and operating platform to re-invigorate growth $4M-$5M in annual cost savings & a multitude of revenue and gross profit opportunities Once transitioned, the combined entity will be well positioned for more profitable, consistent growth

Thank You. We would now like to take your questions.